UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13688

RELX N.V.

(RELX PLC, as successor by merger to RELX N.V.)

(Exact name of registrant as specified in its charter)

1-3 Strand

London WC2N 5JR

England

United Kingdom

Tel: 011 44 20 7166 5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €0.07 per share, of RELX N.V.

American Depositary Shares, each representing one ordinary share, nominal value €0.07 per share, of RELX N.V.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

On September 8, 2018, pursuant to the common draft terms of merger between RELX PLC and RELX N.V. dated May 4, 2018, RELX N.V. merged with and into RELX PLC, with RELX PLC continuing as the surviving entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, RELX PLC, as successor by merger to RELX N.V., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 21, 2018	RELX PLC

	By:	/s/ Nick Luff
Name: Nick Luff
Title: Chief Financial Officer